

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Brett Asnas
Chief Financial Officer
Safehold Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: Safehold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-38122**

Dear Mr. Asnas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Net Investment in Sales-type Leases and Ground Lease Receivables, page 45

1. We note you account for certain ground leases as sales-type leases. Please tell us how you considered the guidance in ASC 842-10-25-2 in your determination that these ground leases shall be classified as sales-type leases. Specifically, please clarify for us which criterion or criteria were met.

Brett Asnas
Safehold Inc.
April 19, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction